EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes	$97,186	$77,105	$89,332	$36,004	$44,999
Fixed charges, excluding interest on deposits	48,839	44,468	33,523	31,313	27,461

Subtotal	146,025	121,573	122,855	67,317	72,460
Interest on deposits	106,679	66,112	52,400	57,710	72,978

Total	$252,704	$187,685	$175,255	$125,027	$145,438

Fixed charges:
Interest on borrowed funds	$46,906	$42,668	$31,990	$29,280	$25,394
Interest component of rental expense	1,933	1,800	1,533	2,033	2,067

Subtotal	48,839	44,468	33,523	31,313	27,461
Interest on deposits	106,679	66,112	52,400	57,710	72,978

Total	$155,518	$110,580	$85,923	$89,023	$100,439

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.99x	2.73x	3.66x	2.15x	2.64x
Including interest on deposits	1.62x	1.70x	2.04x	1.40x	1.45x